INSIDER TRADING POLICY
INSIDER TRADING POLICY

PURPOSE
WHY do we have this Policy?
This Policy establishes the enterprise rules and governing principles regarding the prohibition on Insider Trading for worldwide operations of Weatherford International plc, and its subsidiaries (hereinafter “Weatherford”). Weatherford shares are publicly traded and Weatherford publicly discloses information about its operations and business from time to time. Persons inside Weatherford will at times have information regarding Weatherford that has not yet been publicly disclosed and that could materially affect the value of Weatherford’s securities. U.S. and other securities laws are designed to protect the integrity of the trading markets by preventing insiders who have material, non-public information about a company from trading in the company’s securities on the basis of that information. To promote compliance with securities laws, Weatherford has adopted this Policy.

SCOPE
WHO must follow this Policy?
This Policy applies to all of Weatherford’s employees, directors, officers, consultants, contractors, interns and third parties (and members of their households or entities they control such as companies or trusts) working for or on behalf of Weatherford.

DEFINITIONS
WHAT TERMS must I be familiar with?
INSIDE INFORMATION: Inside Information includes any material, non-public information, whether “good news” or “bad news,” where:
•There is a substantial likelihood that a reasonable investor could consider the information important in deciding whether to buy or sell Weatherford securities;
•The information, if disclosed, could be viewed by a reasonable investor as having significantly altered the “total mix” of publicly available information about Weatherford; or
•The information, when disclosed, is reasonably likely to affect the trading price of Weatherford securities.

Information may be material for this purpose even if it would not alone affect an investor’s decision and regardless of whether the effect on the market price of the securities would arise in the short term or long term. The materiality of information is assessed at a given time and is not limited to information of a financial nature; rather it can relate to virtually any aspect of Weatherford’s business.
If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. Before engaging in any transaction, an insider should carefully consider how a transaction may be construed in the bright light of hindsight.
Inside information is not limited to historical facts, but also may include projections and forecasts. Some (but not all) of the matters that would be considered inside information include:
•Earnings, or earnings forecasts including expectations for future periods,
•undisclosed past financial results,
•changes in accounting and tax matters,
•possible business acquisitions, mergers, dispositions or other transactions,
•formation of a joint venture or other strategic relationship,
•acquisition or loss of a significant supplier or customer or contract,
•important product or technology developments,
•a cybersecurity incident,
•significant financing developments,
•key personnel or management changes,
•significant labor negotiations or disputes,
•capital market transactions, including share repurchases,
•changes in debt ratings,

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DOCUMENT NUMBER	ORIGINAL ISSUE DATE	REVISION DATE	PREPARED BY	REVIEWED BY	APPROVED BY	Document Type
GL-WFT-GCL-L1-07	10/1/2014	12/6/2023	Legal Department	General Counsel	Board of Directors & General Counsel	Policy

INSIDER TRADING POLICY
•impending bankruptcy or liquidity problems,
•major litigation or regulatory developments,
•any other event or development that Weatherford would likely disclose on a current or periodic report to be filed with the U.S. Securities and Exchange Commission (the “SEC”), or
•the content of any forthcoming report or news article that could affect Weatherford’s share price.
Inside information does not exclusively mean information relating to Weatherford, but also information relating to other companies, public or private, that Weatherford does business with (including negotiations). If you have any doubt about whether certain information is inside information, please consult with the Legal Department.
INSIDER: “Insider(s)” are all Weatherford employees, directors, officers, consultants, contractors, interns and third parties who have access to inside information (including employees with knowledge of financial, accounting, legal and transactional information of Weatherford) and who are notified that they have been designated as “Insiders,” and members of their immediate families, members of their households and entities they control such as companies or trusts.
NON-PUBLIC INFORMATION: Non-public information is information that has not been widely disseminated in a manner making it generally available to investors through major media, website and social media, and/or through a filing with the SEC. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. Non-public information may also include information available to Weatherford on a confidential basis. If you have any doubt about whether certain information is non-public, please consult with the Legal Department.
BLACKOUT PERIODS: A Blackout Period is a scheduled or special period of time when Insiders may not trade Weatherford securities. Blackout Periods include Quarterly Blackout Periods and Special Blackout Periods as described below.
Quarterly Blackout Periods cover the period when financial information has been compiled but not yet publicly released. The Quarterly Blackout Periods begin around the time that appropriate personnel begin work on Weatherford’s financials and end after the market has had sufficient time to absorb the published results (subject to change by the Legal Department).
The Quarterly Blackout Periods are:
Q1    March 16 through one full trading day after earnings release. Q2    June 15 through one full trading day after earnings release.
Q3    September 15 through one full trading day after earnings release. Q4    December 16 through one full trading day after earnings release.
By way of example as to what is meant by “full trading day,” if Weatherford’s earnings release is before the opening of the market on Monday, assuming the Insider does not otherwise possess material, non-public information at such time, a trade could be made on Tuesday. Alternatively, if Weatherford’s earnings release is after the closing of the market on Monday, assuming the Insider does not otherwise possess material, non-public information at such time, a trade could be made on Wednesday.

Special Blackout Periods are imposed by the Legal Department from time to time because of developments known to Weatherford and not yet disclosed to the public. If this happens, the Legal Department will notify persons subject to the Special Blackout Period of when the period begins and ends.
A notification you receive as to a Special Blackout Period may in and of itself be considered material, non-public information and should not be disclosed to others, except as permitted under this Policy.
SECURITIES: Securities include, without limitation, common stock and any other securities that Weatherford issues such as debt securities and grants or awards under equity incentive plans.
SECURITIES TRANSACTIONS: Securities transactions include, without limitation, purchases or sales of securities executed in public or private transactions, and whether you execute the transaction individually, directly or indirectly, or through a broker or another person or entity.

RESPONSIBILITIES
It is the responsibility of HUMAN RESOURCES AND LEGAL, under the direction of the GENERAL COUNSEL, to implement, monitor and enforce this Policy within their respective areas.
It is the responsibility of the LEGAL DEPARTMENT to maintain this Policy.

REQUIREMENTS
FOLLOW the rules.

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DOCUMENT NUMBER	ORIGINAL ISSUE DATE	REVISION DATE	PREPARED BY	REVIEWED BY	APPROVED BY	Document Type
GL-WFT-GCL-L1-07	10/1/2014	12/6/2023	Legal Department	General Counsel	Board of Directors & General Counsel	Policy

INSIDER TRADING POLICY
1.No trading on inside information.
You may not buy or sell Weatherford securities, or direct someone else to buy or sell them for you, when you are aware of inside information. You also may not trade in another company’s securities if you are in possession of any material, non-public information regarding that company.

2.No disclosure of inside information.
Inside information shall not be disclosed, for any reason, to any person other than Weatherford directors, executive officers and employees who need to know the information in order to fulfill their duties or outside third parties under contract with Weatherford with whom you interact in the course of your employment or provision of services and who need to know the information in order to fulfill their contractual duties and/or are otherwise subject to confidentiality obligations. Among other purposes, this is to ensure compliance with Regulation FD under the Securities Exchange Act of 1934 (the “Exchange Act”) regarding the use of confidential information and selective disclosure to third parties. The Legal Department will also assess the necessity of the execution of a confidentiality agreement with persons inside or outside Weatherford.
Confidential, sensitive, proprietary or non-public information shall not be disclosed to anyone outside of Weatherford regardless of your view as to its materiality. No disclosure may be made without following standard procedures. Communications on behalf of Weatherford with the media, securities analysts, investors and prospective investors must be made only by specifically designated Weatherford representatives. Unless you have been expressly authorized to make such communications, if you receive any inquiry relating to Weatherford from the media, a securities analyst or an investor or prospective investor, you should decline to comment and refer the inquiry to Investor Relations.
You may not pass on inside information to any person who does not need to know it. If you do, regardless of the reason and regardless of the medium through which you release the information, you have impermissibly disclosed inside information in violation of this Policy, and perhaps in violation of U.S. federal securities laws. “Tips” and recommendations to third parties based on inside information are clearly in violation of this Policy and U.S. federal securities laws. The motive or purpose for your release of the inside information is irrelevant; even if you don’t receive any financial or other benefits in exchange for the information, your disclosure is impermissible. Also, any manner of passing on information constitutes a “disclosure,” including (but not limited to) discussions, e-mails, text messages, and other forms of electronic communication like posts or comments to social networking sites or blogs or via social media.
Disclosures made to any person (other than persons who need to know the information in order to fulfill their legal or contractual duties) are impermissible. You may not, therefore, disclose inside information to friends, family, co-workers, stockbrokers, or anyone else (verbally, in writing, online or otherwise), until the information has been disclosed publicly and the public has had at least one full trading day to react to it. Even what you consider to be a brief or inconsequential mention of the inside information to a close friend or family member may result in significant consequences to you and to Weatherford.
Inadvertent disclosure of inside information may violate this Policy. You should not discuss or have available to view inside information even with those to whom you are entitled to disclose, in any public area or forum, due to the risk that you will be overheard (such as in an airport or on an airplane, in a restaurant, including a dining facility on Weatherford property, or elevators, including in Weatherford offices) or that written or electronic materials including inside information may be seen by others.
3.No use of inside information for personal gain.
Non-public information gained in the course of your employment or provision of services to Weatherford may not be used for personal gain, including providing inside information to third parties in exchange for a consulting fee or other benefit.
4.No trading during Blackout Periods by Insiders.
Directors, officers and certain employees who have access to inside information and who are notified that they have been designated as “Insiders” shall not buy or sell Weatherford securities (which includes the exercise of options and shares held under a 401(k) Plan and changes to any ESPP Plan elections) during the Blackout Periods, regardless of whether or not the Insider actually has inside information at the time. Additionally, except in exceptional circumstances approved by the Legal Department, gifts of Weatherford securities by Insiders are also subject to this Blackout Period restriction. Transactions under Weatherford’s equity compensation plans with respect to “net” share withholding to satisfy tax liabilities (other than with respect to broker-assisted sales) or the delivery or distribution of shares, in either event, that are not considered “purchases” or “sales” under applicable securities laws, are not prohibited during a Blackout Period. For the avoidance of doubt, options may not be exercised during any Blackout Period unless the exercise was outside of the Blackout Period Transactions made pursuant to Rule 10b5-1 trading plans entered into in compliance with this Policy are exempt from the Blackout Period restrictions.
5.Insiders must pre-clear trades of Weatherford shares.

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DOCUMENT NUMBER	ORIGINAL ISSUE DATE	REVISION DATE	PREPARED BY	REVIEWED BY	APPROVED BY	Document Type
GL-WFT-GCL-L1-07	10/1/2014	12/6/2023	Legal Department	General Counsel	Board of Directors & General Counsel	Policy

INSIDER TRADING POLICY
Insiders must pre-clear all trading orders, as well as Rule 10b5-1 compliant plans in accordance with Section 6 below, with the Legal Department even outside a Blackout Period. If you are an Insider (and you will be told if you are), even outside of a Blackout Period you must pre-clear any trade order before you submit the order to a broker. To do so, submit a Stock Preclearance request in the Legal & Compliance Service Portal not more than five trading days before the anticipated order to request clearance from the Legal Department to buy, sell, or otherwise transfer or dispose of (including gifts) Weatherford securities and confirming that you do not have inside information. If you receive a response of “no objection” the request is approved, you may place the order within the next five trading days. Weatherford’s failure to object to a trade is never authorization to trade if you have inside information and will not relieve you of your obligations under this Policy or law for trading on the basis of inside information. Weatherford’s failure to object is also never an endorsement or recommendation of any trade. Any response to a request to trade does not constitute legal advice, nor is it a confirmation from Weatherford that you do not possess material, non-public information.
6.Pre-Clear any Rule 10b5-1 Trading Plans.
SEC Rule 10b5-1 defines when a purchase or sale constitutes trading “on the basis of” material, non-public information and provides certain affirmative defenses to a claim of insider trading if a person demonstrates an adopted written plan for trading securities, while not in possession of and before becoming aware of the inside information, specifying amounts, prices and dates for the “trading” plan actions or a formula for setting such amounts, prices and dates, and the purchase or sale was pursuant to the plan (a purchase or sale is not pursuant to a plan if the person who made the plan altered or deviated from it).

Weatherford permits you to adopt Rule 10b5-1 compliant plans. However, such plans must be pre-cleared with the Legal Department before adoption and must comply with the Rule 10b5-1 and this Policy. A plan may not be entered into, amended or terminated during a Blackout Period or when the person is aware of material, non-public information.
Adopted and executed Rule 10b5-1 plans must be provided to the Legal Department within one trading day after the execution of the plan. In addition, if you are a director or Section 16 officer, you must also notify the Legal Department within one trading day after the completion of any transactions under the plan. Sales pursuant to Rule 10b5-1 trading plans must be reported on Form 4, and the specific checkbox on the form must be selected to indicate that the transaction was pursuant to a plan.
7.Directors and Section 16 officers must notify the Legal Department following any ownership changes.
Section 16(a) of the Exchange Act generally requires all executive officers (Section 16 officers), directors and 10% stockholders to file Section 16 reports with the SEC when they engage in transactions in the Company’s securities. Directors and Section 16 officers must comply with Section 16 reporting obligations under the Exchange Act. To ensure the timely preparation and filing of all required reports regarding any transaction in Weatherford securities under Section 16, if you are a director or Section 16 officer of Weatherford, you must report any transaction in Weatherford securities immediately, but within one trading day after the conclusion of any trades at the latest. This requirement is in addition to the requirement to obtain pre-clearance of any proposed trades pursuant to this Policy. Persons subject to Section 16 should also be aware of “short swing” trading liability for matching purchases and/or sales within six months.
8.Do Not Hedge or Engage in “Short” Sales.
Insiders and members of their immediate families and members of their households may not engage in hedging or other monetizing transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds, or trade in options, warrants, puts and calls or similar instruments on Weatherford securities or sell Weatherford securities “short.” Short sales are defined as sales of securities that are not then owned, including a “sale against the box,” defined as a sale with a delayed delivery.

9.Do Not Pledge your Weatherford Securities as Margin.
Insiders (or their immediate family members, members of their households or entities they control such as companies or trusts) may not hold Weatherford securities in an account subject to a margin call or pledge Weatherford securities as collateral for a loan. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. An exception may be granted when a person wishes to pledge Weatherford securities for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. If you wish to pledge Weatherford securities as collateral for a loan, you must submit a request for approval using a General Legal Request (Ask Legal) in the Legal & Compliance Service Portal at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.
10.Reporting Obligation.
If you become aware of a violation of this Policy, you should report it immediately by submitting a General Legal Request (Ask Legal) in the Legal & Compliance Service Portal (subject only to any exceptions or prohibitions on reporting under applicable law).

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DOCUMENT NUMBER	ORIGINAL ISSUE DATE	REVISION DATE	PREPARED BY	REVIEWED BY	APPROVED BY	Document Type
GL-WFT-GCL-L1-07	10/1/2014	12/6/2023	Legal Department	General Counsel	Board of Directors & General Counsel	Policy

INSIDER TRADING POLICY

11.Stock Buyback Programs
During such time as Weatherford is trading under a stock buy-back program, if any, the officers and any directors, in each case, that have material, non-public information regarding the program, are prohibited from selling Weatherford securities (other than pursuant to a Rule 10b5-1 trading plan). Additionally, during such time as Weatherford is trading under a stock buy-back program these officers and directors should coordinate any share purchases through the Legal Department to facilitate Weatherford’s compliance with Rule 10b-18.

ADHERENCE
Adherence to this Policy is mandatory. Unauthorized deviations to this Policy may lead to:
•Criminal fines and imprisonment;
•Judgment in favor of a damaged investor for any profits made from trading on the information and possible payment of damages;
•Court injunctions;
•Administrative sanction;
•Civil monetary penalties of up to three times the amount of profit gained, or loss avoided; and
•Disciplinary action, which may include termination of employment and/or cancellation or forfeiture of unvested equity awards or recoupment of amounts paid in conjunction with incentive compensation (whether in cash or equity) and other actions.

Weatherford may also be subject to penalties because of insider trading violations by its Insiders.

REFERENCES
ASK for help.
If you have any questions regarding the Policy, please submit a General Legal Request (Ask Legal) in the Legal & Compliance Service Portal.

CHANGE RECORD

Revision	Date	Summary of Changes
A	7/6/18	This document replaces Policy Regarding Use of Insider Information and Insider Trading dated 3/13/18
B	1/27/20	New template and posted in OEPS.
C	2/26/21	Updates made to content.
D	3/8/22	Updates
E	7/17/23	Replaced directives to email Legal inbox with links to submitting requests in Legal & Compliance Service Portal and minor updates to match latest policy document format.
F	12/6/23	Updates in advance of effectiveness of Nasdaq listing rules, with a focus on Rule 10b5-1

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DOCUMENT NUMBER	ORIGINAL ISSUE DATE	REVISION DATE	PREPARED BY	REVIEWED BY	APPROVED BY	Document Type
GL-WFT-GCL-L1-07	10/1/2014	12/6/2023	Legal Department	General Counsel	Board of Directors & General Counsel	Policy